Exhibit 99.1

SPI ENERGY AND ICONA DESIGN TO COLLABORATE ON ALL-ELECTRIC

PASSENGER AND COMMERCIAL VEHICLE DESIGNS

Ontario, CA.

SPI Energy Ltd. (NASDAQ:SPI) subsidiary EdisonFuture and world-leading automotive design company Icona Design (“Icona”) announced the beginning of a collaboration to design a range of next generation all-electric vehicles for both passenger and commercial applications. The passenger and commercial vehicles will be manufactured and sold by EdisonFuture and its Phoenix Motorcars subsidiary.

Under this collaboration, Icona will design a host of new products including advanced pickup trucks and last-mile delivery vans. The designs and prototypes will incorporate Icona and SPI Energy’s vision for human-centered future transportation and revolutionize how customers and vehicles interact.

The collaboration aims to build a joint common strategy between EdisonFuture and Icona to cover a full range of all-electric vehicles, while drawing from Icona’s experience in designing various cutting-edge products including the autonomous minibus (pictured) and all-electric car / crossover platform.

“Icona’s vision of the future of transportation is oriented to the latest technologies. We are proud to be able to cooperate with EdisionFuture,” said Tersio Gigi Gaudio, Chairman and CEO of Icona.

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The new products, to be showcased at major 2021 auto shows in the US, will incorporate various innovations including use of lightweight materials, solar paneled surfaces to charge the batteries and advanced electric drivetrain architecture that focuses on efficiency.

“Our vision for EdisionFuture and Phoenix Motorcars is to be leaders in sustainable transportation with focus on energy efficiency and innovative design. We are pleased to be collaborating with Icona Design to bring this vision to reality,” stated Xiaofeng Peng, Chairman and CEO of SPI Energy.

About SPI Energy

SPI Energy Co., Ltd. (SPI) is a global renewable energy company and provider of solar storage and electric vehicle (EV) solutions for business, residential, government, logistics and utility customers and investors. The Company provides a full spectrum of EPC services to third party project developers, as well as develops, owns and operates solar projects that sell electricity to the grid in multiple countries, including the U.S., the U.K., Greece, Japan and Italy. The Company has its US headquarters in Santa Clara, California and maintains global operations in Asia, Europe, North America and Australia. SPI is also targeting strategic investment opportunities in green industries such as battery storage and charging stations, leveraging the Company's expertise and growing base of cash flow from solar projects and funding development of projects in agriculture and other markets with significant growth potential.

For more information on SPI Energy and its subsidiaries, the Company recommends that stockholders, investors and any other interested parties read the Company's public filings and press releases available under the Investor Relations section at www.SPIgroups.com or available at www.sec.gov.

About Icona Design Group:

Founded in 2010 at Turin, Italy, Icona Design Group has developed into a world-leading automotive design company with three independent design studios in Europe, North America and Asia-Pacific. Icona is dedicated to blending contemporary industrial aesthetic into classic Italian automotive design philosophy. With the support of strong resources in engineering research and prototype development at headquarter Turin, Icona is able to offer all-round, cross-cultural vehicle development and design services for customers from all around the world, and help them realize the best aesthetic of mobility.

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